Exhibit 99(e)(9)

Term Sheet

Employment Offer to Ron Black

Wavecom SA is desirious to offer employment to Mr Ron Black. The main terms and conditions of such employment are defined herein. This employment offer is valid until July 16, 2004.

Should Mr Ron Black agree on those terms and conditions, an employment agreement would be drawn up in French and in English. However the French version should be binding on the parties as provided by French law.

Parties	Wavecom SA, “the Company” Ron Black, the “Executive”

1. Mission

1.      The Executive shall serve as the Chief Executive Officer of the Company being the general manager of the Company (Directeur Général in French) subject to (1) his appointment by the Board of Directors of the Company, and (2) work permit clearance. In this capacity the Executive shall have such duties, authorities and responsibilities determined by French Law and the Company’s bye-laws.

2.      In addition to his role as General manager of the Company, the Executive will drive Wavecom commercial activities in France and abroad under an employment agreement, reporting exclusively to the Board.

3.      The Executive further agrees to serve without additional compensation as an officer and director of any of the Company’s subsidiaries and agrees that any amounts received from such corporation may be offset against the amounts due hereunder. In addition, it is agreed that the Company may assign the Executive to one of his subsidiaries for payroll purposes.

2. Effective date / Term

1.      Effective Date of employment assignment (paragraph 2 of point 1 Mission of this Term Sheet): as soon as employment in one of the entity controlled by Wavecom is legally possible due to work permit constraints and the relevant employment agreement is signed, but no later than September 15, 2004.

2.      Effective Date of Date of his general manager assignment (paragraph 1 of point 1 Mission of this Term Sheet): as soon as the Executive obtains all work permits to run the Company as general manager after his appointment by the Board, but no later than October 15, 2004.

3.      Term of General Manager position is for an indefinite period of time, unless terminated earlier by the Board.

4.      Term of Employment: From Effective Date until termination by either party.

3. Performance of duty

1.      The Executive must devote all his working time to the performance of his duties for the Company and must not have another professional occupation of any kind whatsoever on behalf of any person or legal entity or engage in any other activities that conflict with his obligations to the Company, except if the Company gives its prior written consent.

2.      The foregoing shall not prevent the Executive from (i) participating in charitable, civic, educational, professional, community affairs or, with prior written approval of the Board, serving on the board of directors or advisory boards of other companies; and (ii) managing his and his family’s personal investments so long as such activities do not materially interfere with the performance of his duties hereunder or create a potential business conflict or the appearance thereof.

3.      If at any time service on any board of directors or advisory board would, in the good faith judgment of the Board, conflict with the Executive’s fiduciary duty to the Company or create any appearance thereof, the Executive shall promptly resign from such other board of directors or advisory board after written notice of the conflict is received from the Board. Service on the boards of directors or advisory boards disclosed by the Executive to the Company on which he is serving as of the Effective Date are hereby approved.

4. Base salary

1.      The Company agrees to pay the Executive a gross base salary (the “Base Salary”) at an annual rate of 411,000 EUR, payable monthly, but subject to split payroll.

2.      The Executive’s Base Salary shall be subject to annual review.

5. Cash Incentives

1.      Annual Incentive for 2004: 274,000.00 EUR.

2.      Upon targets to be defined with the Board before the Effective Date, based on achievement of targets included in business plan approved in connection with plan of reorganization.

3.      For subsequent year, annual incentive will be defined with the Board.

6. Sign-on bonus

Should the Executive join the Company as employee in a part time basis (two days a week) no later than first week of August 2004 and on a full time basis no later than September 1st, 2004, the Company shall pay the Executive within three days after his appointment as general manager being effective a one-time lump sum cash payment in the amount of 96,000 EUR (the “Sign-On Bonus”).

7. Equity Incentives

1.      Initial equity grant of 147,300.00 stock options by the Board of Wavecom, based on a prior autorisation from the Shareholders meeting of May 22, 2003 which may be exercised according to the December 2003, stock option plan and the following vesting schedule one-fourth of the stock options effective one year after their date of issue; subsequently, over a three-year period, 1/48th of the stock options at the end of each month, effective after the initial one-year period, for a cumulative total of 100 percent of the stock options four years after their issue date. Exercice price per share shall be equal to the higher of the two following values:

(i)      Average of the closing prices of the shares traded on Nouveau Marché quoting during the twenty session prior to the grant by the Board and

(ii)     the closing price of the shares traded on Nouveau Marché quoted during the last quoting session preceding the date of grant by the Board.

2.      Subject to the approval of the General Shareholders Meeting of Wavecom, and French tax regulations, second equity grant of 302,700.00 BSPCE (Bons de souscription de parts de créateur d’entreprise) which may be exercised in three installments on the first, second and third anniversaries of the Effective Date, provided that the Executive is still in position of General Manager on each exercise date. BSPCE exercice price per share shall be equal to the higher of the three following values: (i) exercice price of the initial equity grant (ii) Average of the closing prices of the shares traded on Nouveau Marché quoting during the twenty session prior to the grant by the Board and (iii) the closing price of the shares traded on Nouveau Marché quoted during the last quoting session preceding the date of grant by the Board. In case of the Executive’s death or termination entitling the Executive to severance (Accelerated vesting on change in control, to be defined in equity plan), portion of option that would have vested within next 24 months will immediately vest. Duration of BSPCE is 5 years. Grant of Options to be substituted to BSPCE, after the non vested BSPCE have lapsed, subject to earlier termination as provided in the stock option plan.

3.      Eligible for participation in any equity-based incentive programs that may be established by the Company for its senior executives.

8. Liability insurance

The Company shall cover the Executive under directors and officers liability insurance both during and, while potential liability exists, after the term of this Agreement in the same amount and to the same extent as the Company covers its other officers and directors.

9. Benefit plans

The Executive shall be entitled to participate in all employees benefit plans of the Company including, but not limited to pension, profit sharing, medical coverage, education, or other retirement or welfare benefits that the Company has adopted or may adopt, maintain or contribute to for the benefit of its senior executives at a level commensurate with his positions subject to satisfying the applicable eligibility requirements.

10. Expatriation package

1.      The Executive shall be entitled to relocation benefits in accordance with the Company’s relocation policy and such additions thereto as mutually agreed to by the Executive and the Board (or a committee thereof),

2.      Housing shall be paid up to 5,000.00 EUR per month for two years after the Effective Date

3.      School tuition fees for the Executive’s children shall be paid entirely upon documentation for two years after the Effective Date.

11. Company Car	Use of Company car including for personal purposes.

12. Expenses

Upon presentation of appropriate documentation, the Executive shall be reimbursed in accordance with the Company’s expense reimbursement policy for all reasonable and necessary business and entertainment expenses incurred in connection with the performance of his duties hereunder.

13. Severance

1.      In case of a friendly merger, acquisition of the Company, and in case of an hostile takeover bid on the shares of the Company, “the Event”, Wavecom undertakes to pay to the Executive a severance pay (except in case of gross or wrongful misconduct) that results in the Executive being terminated within six months following this Event and the Executive being not offered to perform functions of an equivalent level.

2.      The gross amount of the severance pay is equal to three times Base Salary, including the severance pay provided by the applicable collective bargaining agreement. The severance pay is subject to execution of a mutual release under a settlement agreement.

14. Confidentiality

1.      The Executive agrees that he shall strictly refrain from disclosing the information defined hereafter (the “Information”) to any person non authorised by the Company both during the term of this contract and after the contract’s termination.

2.      The Information concern all technical, financial or commercial information in any media relating to the Company or any company of the group to which it belongs which the Executive shall have obtained including, but not limited to, Information that was or will be developed, created or discovered by or on behalf of the Company, or which became or will become known by or was or is conveyed to the Company which has commercial value in the Company’s business.

3.      Information includes but is not limited to all technology, designs, processes, programs, source-software (“logiciels-sources”), hardware designs, frameworks, algorithms, user interface designs, models, architecture, class libraries, objects, research, discoveries, inventions (whether patentable or not), know-how, drawings, markets, marketing plans, terms of compensation and performance levels of Company employees, research and development received in confidence by or for the Company from any other person and is disclosed to the Executive by the Company, product and business development plans, trade secrets, customer lists, customers (including customers of the Company on whom the Executive called or with whom the Executive became acquainted during the term of business information or any other documents whatsoever which the Executive shall have obtained directly or indirectly because of or upon the performance of the duties.

4.      The Executive shall strictly refrain from publishing or using, whether for his own account or for the benefit of any competing company, any Information whatsoever both during the term of this contract and during the period following its termination for any reason whatsoever referred to above.

15. Non-solicitation

The Executive agrees that he shall refrain, during a period of one year following the termination of his employment agreement with the Company:

    -   from contacting or prospecting, whether directly or indirectly, any customer or prospective customer of the Company, or any of its affiliates from offering them services and/or products likely to compete with the products and/or services of the Company or any of its affiliates, or from encouraging the customers to leave the Company or any of its affiliates;

    -   from encouraging or soliciting any employee of the Company or any of its affiliates in any way likely to induce said employee to leave employment or from being involved in the recruitment of any Company employee.

16. Non disparagement

Each of the Executive and the Company (for purposes hereof, the Company shall mean only the executive officers and directors thereof and not any other employees) agrees not to make any public statements that disparage the other party, or in the case of the Company, its respective affiliates, employees, officers, directors, products or services.

17. Representation

The Executive represents that he is not bound by any agreement, non compete clause or any such kind of commitment or undertaking with his former or current employers that will preventing him from working for the Company. He shall indemnify, defend and hold the Company harmless against any claim, liability arising from the breach of such representation.

18. Applicable law

1.      This agreement is governed by the French law.

2.      The rights and obligations of the parties which are not covered by specific provisions in the employment agreement will result from French labor code and from the provisions of the Convention collective nationale des bureaux d’études techniques - Cabinets d’ingénieurs-conseils - Sociétés de conseils or any other collective bargaining agreement which would replace this agreement.

19. Jurisdiction	Any dispute shall be solved before the competent French Courts.

For Wavecom SA	For Mr. Ron Black
Mr. Alard

/Signature/ (illegible)	/Signature/ (illegible)